SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 31, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

October 31, 2014

Exercises with stock options of Nokia Corporation

Nokia Corporation
Stock exchange release
October 31, 2014 at 09:10 (CET +1)

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan, a total of 10 628 Nokia shares were subscribed for between September 23 and October 27, 2014. The subscription price was EUR 5.76 per share. The total amount of the subscription price, EUR 61 217.28, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

The amount of Nokia shares after the registration of the shares in the Trade Register is 3 745 014 845 shares. Each share carries one vote. The new shares carry all the shareholder rights as of the registration date October 31, 2014. The shares are subject to trading in NASDAQ OMX Helsinki Oy together with other Nokia shares (NOK1V) as of October 31, 2014.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated October 31, 2014: Exercises with stock options of Nokia Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal